                                                          Filed by dELiA*s Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                                  Subject company: dELiA*s Inc.
              Commission File No. for related registration statement: 333-44916



The following is a transcript of a conference call with investors, analysts and the public hosted by dELiA*s Inc. on September 8, 2000 and made available to the public for replay via the Internet on September 11, 2000.

[The following text appears on the Internet prior to the listeners' receiving the streaming replay of the conference call]

      iTurf has filed a proxy/registration statement and other documents with the United States Securities and Exchange Commission relating to the proposed merger between iTurf and dELiA*s. The proxy/registration statement will be mailed to shareholders after the SEC has declared the registration statement effective. Shareholders are urged to read the proxy/registration statement and other documents carefully because they will contain important information about the merger. These documents are available for free from the SEC's web site (www.sec.gov) and from dELiA*s and iTurf by contacting Morrow & Co., Inc., 445 Park Avenue, New York, NY 10022.

      dELiA*s, its executive officers and its board of directors will be soliciting proxies from dELiA*s stockholders to vote in favor of the merger. dELiA*s executive officers and board of directors include Stephen Kahn, Christopher Edgar, Evan Guillemin, Clare Copeland, S. Roger Horchow, Geraldine Karetsky and Joseph J. Pinto. For information about these directors and executive officers, stockholders should refer to the proxy/registration statement filed by iTurf on August 31, 2000, which is available for free from the SEC's web site (WWW.SEC.GOV).

      Forward-looking statements in this conference call recording, including but not limited to those related to consummation of the proposed merger between dELiA*s and iTurf, expectations relating to future financial performance, synergies resulting from the proposed merger, the divestiture of non-core assets and the expansion and growth of each company's businesses are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future results or events. The terms "believes," "expects," "intends," "anticipates" or "plans" and similar expressions are intended to identify some of the forward-looking statements contained in this press release. Forward-looking statements involve a number of risks, uncertainties and other factors beyond iTurf's and dELiA*s control, which may cause material differences in actual results, performance or other expectations. These factors include, but are not limited to, the condition of the financial markets generally; the risk that dELiA*s and iTurf's businesses will not be integrated successfully after the proposed merger; costs related to the proposed merger; the risk that dELiA*s or iTurf stockholders will fail to approve the merger or that litigation will delay or prevent the transaction's consummation; the ability of dELiA*s and iTurf to divest non-core assets on satisfactory terms or at all; access to financing to fund operations and the expansion strategies of each business; increases in the cost of materials, printing, paper, postage, shipping and labor; timing and quantity of catalog and electronic mailings; decreases in the rate of response to catalog and electronic mailings; each company's ability to leverage investments made in infrastructure to support expansion; acceptance of new retail concepts; availability of acceptable store sites and lease terms; ability to open new stores; possibility of increasing comparable store sales; adverse weather conditions and other factors affecting retail store sales; levels of competition; iTurf's ability to sell advertising; changes in the growth rate of Internet usage and online user traffic levels; levels of demand for Internet advertising; the ability to retain key personnel; the ability of computer systems to scale with growth in online traffic; difficulties in integrating acquisitions of new businesses and technology; general economic conditions; changes in the growth rate of Internet usage and online user traffic levels, general economic conditions and other factors affecting retail sales; dELiA*s ability to anticipate and respond to fashion trends; each company's dependence on third parties; and other factors detailed elsewhere in this press release, in iTurf's most recent registration statement on Form S-4 and in iTurf's and dELiA*s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

Operator:         Good morning, ladies and gentlemen, and welcome to dELiA*s second quarter conference call hosted by Morgen Walke
                  Associates. Later we will conduct a question-and-answer session, and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touch-tone phone. As a reminder, this conference is being recorded, and it may not be reproduced in whole or in part without written permission from the company. I would now like to introduce Ms. Bernadette
                  Garfinkle of Morgen Walke Associates. Please go ahead, ma'am.

Bernadette        Thank you. Good morning, everyone, and thank you for joining
Garfinkle:        us today. Before we begin, I would like to note that this
                  conference call contains forward-looking statements with respect to the future performance of dELiA*s that involves risks and uncertainties. Various factors could cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements. These factors are discussed in the company's filings as well as iTurf's most recent registration statement on Form S4, Securities and Exchange Commission. I would now like to turn the call over to Evan Guillemin, president of dELiA*s.

Evan Guillemin:   Thanks, Bernadette. Good morning and welcome to dELiA*s second quarter conference call. On the call with me today are Steve
                  Kahn, Chairman and Chief Executive Officer; Jim Cooper,
                  Executive Vice President and Chief Financial Officer; and
                  Chris Edgar, Vice-Chairman and Chief Operating Officer. Jim will walk you through the financial highlights in a moment, but first I'll give you a brief recap of the quarter.

                  We continued to make important improvements in our core dELiA*s business this quarter. Revenues from the dELiA*s branded multi-channel business were up more than 40 percent over last year, evidence of the continued and growing strength of the dELiA*s brand, as well as the success of our retail store expansion. The direct business again posted dramatic increases in productivity and gross margin versus 1999 and became closer to critical mass and profitability in our retail business, opening another 11 stores to reach our current base of 30. Perhaps most important, we announced plans to recombine dELiA*s and iTurf and divest the Storybook Heirlooms an TSI Soccer businesses. That will leave us with a united brand and a strong management team focused on one core multi-channel commerce business and a strong Internet media business.

                  Productivity in the direct channel continues to accelerate with sales up on a double-digit percentage reduction in catalogs mailed. Gross margin improved substantially over last year, thanks to higher fill rates, lower freight expense, and, most important, strong initial product margins in a season that's traditionally driven by heavy discounts. Those trends are gaining even more momentum going into the second half of the year with back-to-school combined catalog and Web sales posting productivity or sales-per-catalog increases of close to 50 percent over last year, and initial margins continuing to improve.

                  Products sold under the dELiA*s label now account for over 60 percent of Delia catalog sales, up from about 50 percent last year, and those products continue to outperform versus our other

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                  suppliers. That's providing a more focused assortment, better product depth, and continued margin improvement in the direct business.

                  On the retail front, we've opened 11 new stores since the start of the second quarter including powerful performance like Roosevelt Field here in New York and WOOD FIELD out in Chicago. Just as important, a more focused assortment and better inventory management helped drive gross margins from the low 20's in the same quarter last year to better than 45 percent this year. That's a result of strong sell-through, well-controlled markdowns, and also the successful introduction of a transitional product line in our tops business, which is a new step for us.

                  We're continuing to narrow the merchandise assortment going into the second half of the year and continuing to focus that assortment around key items produced for and branded by dELiA*s. For the back-to-school season this year, we did beat our own branded denim program, and that's now substantially outselling the other leading brands we carry. While we're still honing the merchandise assortment as we develop more history on the dELiA*s customer in the mall, we're seeing excellent results from the items we focused our business around this season.

                  We're encouraged by current business trends, which also underpin our enthusiasm for the recombination with iTurf that we announced last month. Combining the two companies provides a powerful opportunity on two fronts. This deal will allow us to better integrate management of the catalog in the Internet business, and it should help us take the combined direct business to a new level. At the same time, the combination focuses the iTurf management team on growing an advertising-supported business that should parallel the rapid growth in traffic that's distinguished the network to date. In that regard, the last quarter was another strong one, with advertising revenue up more than 250 percent over last year, and both visitor and page view metrics that exhibit continued strength. We fully expect growth on both fronts to continue into the back half of the year and beyond.

                  Looking back at the first half of 2000, we've built a management team and infrastructure to position the dELiA*s brand for robust growth in three channels. Our challenge in the second half is to leverage that infrastructure and to control our expenses in the early stages of a retail rollout. We're making progress there, and the decision to divest both TSI Soccer and Storybook Heirlooms, and to focus on our most compelling growth opportunities will accelerate that progress.

                  The last quarter and the planned recombination reinforce my confidence that we're now uniquely positioned to build a powerful branded commerce business in the teen market and to capitalize on what are now the leading teen communities online.

                  With that overview, I'd like to turn you over to Jim Cooper to review the financial performance for the quarter, after which we'll open the floor to questions.

Jim Cooper:       Thank you, Evan. As Evan indicated, we enjoyed a solid second quarter that not only attests to the progress we've made so far this year, but also leaves us on a solid foundation to the future, as we recombine with iTurf. Looking more closely at the quarter, sales for the consolidated company in Q2 of 2000 increased 11.8 percent to 37.3 million. That's up from 33.4 million in the first quarter of 1999. dELiA*s branded multi-channel sales increased 23.4 million in Q2, up 43 percent from prior year. Total direct channel sales, including mail order and Internet commerce totaled 22.8 million in the quarter and was ahead of prior year by almost 1 percent. Over
                  28 percent of direct channel sales were Internet commerce.
                  dELiA*s direct sales of 14.6 million were ahead of prior year by 1.5 percent on a circulation reduction of over 16 percent, the second consecutive quarter of strong double-digit productivity improvement.

                  Internet non-commerce revenue of 1.3 million in Q2 increased more than 250 percent versus the prior year and, finally, retail sales rose over 27 percent from prior year to 13.4 million in the quarter, primarily on the strength of dELiA*s premier store expansion.

                  Gross margin for the second quarter increased 470 basis points to 43.4 percent compared to 38.7 percent in the second quarter of 1999 with improvements in all distribution channels. Direct channel margins improved by 3.1 percent to 42.3 percent. That's versus the prior year of 39.2 percent, attributable to strength and freight and product margins. Retail gross margins in the second quarter were 40.1 percent versus 35.7 percent in the second quarter of 1999. Margins in the dELiA*s premier retail channel more than doubled over the prior year, increasing 22.5 points to 43.6 percent in the quarter, and, as Evan mentioned, retail gross margins benefited from better inventory management as well as a more focused assortment of merchandise in the stores.

                  Selling, general, administrative expenses before depreciation, amortization, and other non-cash charges totaled 30.4 million or 81.4 percent of sales in the current quarter versus 23.1 million, or 69.1 percent of sales in Q of 1999. Of the 30.4 million, expenses at iTurf were 12.2 million of which 7.9 million was sales and marketing related. iTurf comparable expenses in Q2 of the prior year were 4 million, and of the
                  30.4 million, dELiA*s stand-alone expenses in Q2 were 18.2 million, actually down from prior year $900,000. Significantly lower SG&A expenses in the catalog segment more than offset increases in retail, primarily due to the expansion of the dELiA*s premier chain and higher unallocated corporate overhead.

                  SG&A related to depreciation, amortization, and other non-cash charges was 4.8 million, or 12.8 percent of sales versus 800,000, or 2.5 percent of sales in the prior year. The 4 million year-over-year increase was attributable to retail expansion, amortization and goodwill at the iTurf subsidiary and non-cash charges related to a change in our equity compensation plan.

                  Net loss in the second quarter was $10.5 million versus the
                  6.1 million net loss in the second quarter of 1999. dELiA*s share of the iTurf loss in the second quarter was 5.7 million versus 1.3 million in the prior year. The loss-per-share was 72 cents on 14.5 million weighted average shares outstanding versus 42 cents on 14.3 billion weighted shares outstanding in the second quarter of 1999.

                  As we will be reporting as a stand-alone entity in the third quarter, we do not anticipate any significant change in guidance for the third quarter on an operating basis. However, we may take a non-cash charge to earnings in Q3 prior to closing of the transaction. We continue to expect that, post-merger, the combined company will achieve cash breakeven on our core operations in the fourth quarter of this year and on an ongoing basis starting in the second half of fiscal 2001.

                  Looking at the balance sheet on a consolidated basis, the second quarter ending balance of cash and investments was over $41 million. Q2 ending net inventory totaled 30.7 million versus a prior year of 29.9 million with continued double-digit sales growth projected for Q3 versus prior year. Post-merger, the combined company expects to end this year with ample cash. In addition, all of our land-based businesses are expected to generate significant cash flow in the second half of 2001, which means we do not anticipate a necessity to return to the capital markets the fund growth for the foreseeable future.

                  Before I open up the call to Q&A, I wanted to reiterate that Q2, as well as Q3 results, will be reported separately by dELiA*s and iTurf. Q4 results will be reported as a combined company from the day the merger is completed, which we are all excited about.

                  We'll now be happy to take any questions.

Operator:         Ladies and gentlemen, if you have a question, you will need to press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the 1, 3. If you are using a speakerphone, please pick up your handset before pressing the numbers. One moment, please, for the first question. Jeff Klinefelter from US Bancorp Piper Jaffray, please go ahead.

Jeff Klinefelter: I have a couple of quick questions for you. First of all, could you go back and go through the margin analysis across the channels? I understand you had a great margin improvement, and I just wanted to get an idea of how you see that breaking out through the stores, catalog, and e-commerce so that we can get an idea, going forward, of how that may impact it as the mix changes?

                  Secondly, if you could talk about the percent of dELiA*s branded merchandise again. I didn't catch exactly what percent it was of total and kind of where you saw that going, as well as what the margin impact of that will be, assuming that the private label, or dELiA*s branded product, is higher margin?

                  Finally, if you could just give us a little bit more color on your anticipated store rollout through the next few quarters, that would be great. Thank you.

J. Cooper:             OK, well, just a review of the margins. Margin, in total,
                  increased 470 basis points, and that was 43.4 versus 38.7 in the second quarter of last year. The direct channel, which would be the mail order and the e-commerce business improved
                  3.1 percent, and that was up to 42.3 percent, the prior year was 39.2 percent, and in retail, in review, the second quarter margins were 40.1 percent, margins in the same period last year were 35.7 percent, and dELiA*s retail premier channel, margins increased tremendously over 22.5 points to 43.6 percent in the quarter. I'll turn it over to Evan from there.

E. Guillemin:     I think it's worth noting -- there's an addendum there. As Jim implied, the bulk of the improvement, both in the direct and the retail channel, has been driven by increases in the dELiA*s premier branded products. Within a direct channel, and a major focus for us, has been to start to produce more product under the dELiA*s brand. We're doing it, in part, because it tends to generate higher sell-through, and it's a more successful product for us. It's also a differentiator at retail and on Internet and in the catalog, but it carries a higher margin, as well, and I think that's what you're getting toward.

                  In the direct business for this quarter, dELiA*s branded sales accounted for close to 57 percent of total sales. That's up from just over 50 last year. On the retail side, dELiA*s branded sales ran about 40 percent, up from a little over 30 percent in Q1 of this year, and up from a much smaller number in Q2 of last year. Part of what we've been doing also is focusing the dELiA*s branded products around more of a key item assortment, and that was a big success for us in the retail chain with our tops and our tanks program. It's also been very successful for us in the catalog, with a much stronger basics component. In the back-to-school catalog, for example, we'll probably do about three times the volume in basic tops versus what we did last year on a much smaller pay space expansion. So we're getting, again, better productivity out of the dELiA*s branded products as well as a higher margin, and we would expect that as we continue to increase that percentage of dELiA*s branded products, we've got an opportunity to lift margins forward next year.

J. Klinefelter:   OK. Could you also comment on the store rollout plans? With respect to the challenges that you will face now with a multi-channel strategy, can you give us some color on inventory management techniques that you anticipate utilizing so that you can plan and react quickly as those various channels ramp up at different rates?

E. Guillemin:     Sure. Let me hit the retail rollout plans first. We're at 30 stores now, which is on target with what we'd hoped for this year, actually a little bit earlier than we had originally anticipated, which is great. We've got those all up and running for the back-to-school season.

                  We're anticipating growth in the neighborhood of 40 percent to 50 percent next year in the dELiA*s retail chain. We'd expect to be able to step on the pedal a little bit and accelerate that beyond in coming years. Some of that is detailed in the S4, which talks a little bit about anticipated retail growth, and I'd point you there for specific numbers, but I think we've been very happy with our ability to secure locations this year and next year. Both Roosevelt and WHITFIELD are good examples of that. They've been great performers for us, along with King of Prussia, and we think there are some other very nice top 10 stores we're looking at, and also some great regional superstores over the next year.

                  In terms of inventory management, that is actually one of the biggest advantages of combining the companies, and it's something we're very excited about. We're going to be looking very hard over the next six months at ways to take retail products and ways to take, ultimately, in that exclusive product, get that up in the Internet, and really combine what should be the best advantages of both channels -- that you have highly customized, highly personalized ability to sell on the `Net, but you've also gotten the ability to mark your products down real time and to ship your assortment on a real-time basis. To date, we haven't taken advantage of a lot of that. I think with the combined company and one management structure, it's going to be a key focus for us. We're already doing, I think, a very good job of managing product and balancing inventory between the catalog and the Web. As we bring retail into that mix, there's a real opportunity to ship product quickly between three channels and to utilize the retail inventory information we've got on the `Net as well.

                  All that gets a lot easier, as well, as we do more and more of our own product, and as we focus that product around key item assortments, and that's what we're finding, particularly in the catalog side, is we're really able to go to a strong, strong basics program and increase the amount of key items that we're selling in the back-to-school book and the fall books. We're getting better margins, we've got more control over our inventory and more flexibility in terms of buying dry goods. So that's a trend that we'll continue to push on. I think it makes it easier to manage inventory between the three channels.

J. Klinefelter:   OK, thanks a lot. Very nice quarter.

Operator:         The next question comes from Dorothy Lakner from CIBC World
                  Markets. Please go ahead, ma'am.

Dorothy Lakner:   Yes, good morning, thank you. A couple of questions -- could you talk about the trends in average transaction and also units per transaction across the different channels? Secondly, what are we looking at in terms of circulation trends in the second half? You were looking at circulation being below last year by 16 percent in this quarter. What are we looking at in the back half of the year? And then, lastly, could Chris talk about the trends in merchandising? Branded denim has done really well for you, but what other key items are doing particularly well and what are the fashion trends that you're picking up on?

E. Guillemin:     OK, I'll let Jim speak specifically to the circulation plans.
                  I think in terms of circulation for the second versus what we've planned, we've been very happy with the results we've seen on back-to-school and fall books. I think there's a little bit of room to bump up circulation as we go into the back half of the year beyond what we had originally forecast.
                  So we may get closer to flat to last year with the current plan.

                  On the first question, looking at average transactions and order size, we continue to see a higher average order in the direct channel versus the retail. I don't think that's going to change dramatically. We've actually seen a nice jump in average order across both the catalog and the Internet channels, and I think that's a function, both of a little bit higher units per transaction that we're bumping up there, and also our ability to experiment with some slightly higher-priced items in there.

                  On the retail side, we're going to be pushing to do the same type of thing, to look at places where we've been successful and higher priced items that still deliver a lot of value to the customer, get those into the retail stores, and also probably play with the top to bottoms assortment a little bit, where I think we had huge success with the denim program in the retail stores but we, frankly, could have been more highly inventoried in that, and we could expand that to other areas of bottoms and make sure that we're promoting the bottoms aggressively, and we get that ratio up to the point where our average ticket in the store starts to move up as well, but we're currently experiencing, probably, an average ticket -- 2 to 2.2 times the size of retail in the catalog in the Internet channel.

J. Cooper:        And just embellishing on the circulation just a bit-- first half circulation was down. The second half would be flat versus prior year.

C. Edgar:         Just to give you a little bit of color on the retail side in terms of the way the assortment's performing, et cetera, and Evan can certainly speak to this also. Broadly speaking, the quarter and looking at our back-to-school season a little bit with a preliminary return versus last year, was to take a very, very broad, almost shotgun-style experimental from last year and try to tailor it to something that was a little bit more focused with more of an emphasis on key item programs.
                  That's something that Trish has been able to focus on with a certain degree of success since coming in last spring.
                  Obviously, that didn't leave her a whole lot of time to work on back to school, but she has been able, with the merchant group, to make some inroads there. As you can see from walking around the store, increasingly gravitating the assortment toward the apparel side and away from shoes. You'll notice that footwear has almost entirely disappeared from the stores versus last year.

                  Accessories continues to be a little bit less of a focus for us. We do anticipate some strong potential there, especially as we move into the holiday season, with items like slippers and pajamas, but for back to school, it's really much more heavily apparel-focused, and as Evan pointed out, on the key item side, the denim there was really the big story for us. I think that when you consider the difficulty of creating a branded denim business, we're really super encouraged by the extent to which those items flew off the shelves for us. As Evan pointed out, we need to do a better job of inventorying those next year than we did this year, but we have gotten a strong indication that there is a great business there for us.

                  Some of the other key item experiments that we made this year seem to have done well for us dELiA*s basics program, the dip-dye HOODY, for example, is another item that did very, very well for us. I think that by continuing to bulk out pieces of the assortment there, put even more emphasis as we build our production facilities, we'll be able to take even better advantage in years to come on the back-to-school side.

                  Some other bright spots out there, as well, the logo T business is actually very strong for us. I think that shows some good progress that it made on the visual merchandising side last year. We had been reasonably successful with the logo T because we've always had a pretty good selection, but I think we've done a better job of presenting that and been a little bit more intelligent about adding depth in certain styles there, and then also we had some good success on some of the novelty items, particularly ones that are developed in-house, and there was actually, in a few places, some good results on some outer wear that we actually didn't expect to do, even selling on this early, but includes as an experiment, and I think that suggests, again, as we continue to build out production resources that there are some items like jackets and even higher-priced sweaters that can help us out on the average ticket side and do a good job for us building margin as we increase those capabilities.

E. Guillemin:     And just on the second quarter, Dorothy, the business that was really driven by dELiA*s basics, the tank, in particular, were great performers for us and one of our big successes was introducing a transitional color line in the June/July timeframe, which really helped us preserve margins and avoid taking a lot of markdowns on the rest of the goods. So that was primarily tanks, dELiA*s branded crews, and some of the other basics on the short side that drove business in the second quarter.

D. Lakner:        Great, thanks.

Operator:         Kelly Armstrong from First Union Capital Markets, please go ahead.

Kelly Armstrong:  Good morning, everybody. I wondered if you could talk a little bit about the businesses you're planning to dispose of. Are you guys planning to circulate any catalogs for TSI or Storybook in this third quarter? And can you just talk a little bit about your plans in terms of that?

E. Guillemin:     Sure. Again, I think it's worth stressing, both on the
                  Storybook and the TSI side, we think we've got two very good, robust businesses that have a lot of growth potential left.
                  It's just that they're both better off with a partner who can focus on those opportunities with them, and we've got enough to tackle here with the dELiA*s and a huge enough opportunity with the dELiA*s multi-channel commerce business that we think we're better off finding a different partner for those businesses. At the same time, we'll continue to run them. We expect them both to be nice performers in the third quarter in particular, which is traditionally a TSI Soccer sweet spot.

                  On the TSI side, we've seen a nice revival in the market, especially for the performance goods and footwear. Branded apparel, the larger branded apparel segments remain somewhat soft, and I think we're seeing that across the industry, but TSI in August has seen some pretty nice comp store sales, so the retail business is starting to recover from a very tough first half, and on the catalog side, or the direct channel side, we actually saw great productivity improvements in the second quarter, and we're very sanguine about the prospects, going forward.

                  So we do plan to mail books and operate both businesses. We think in the back half of the year, it's a stronger time for both businesses, and we're excited about the prospects. At the same time, we're having conversations with a number of interested buyers, and we would hope to have found good strong partners for both those businesses by the end of the year.

K. Armstrong:     OK, thanks. I have two more questions. Can you just get more specific on the sales productivity improvement on the dELiA*s catalog in the second quarter? And then also can you talk a little bit about the retail profitability model. Where are you guys anticipating these stores are coming out in terms of sales per store, profitability per store, that kind of discussion?

E. Guillemin:     Sure, I'll tackle the first part of that, and Jim can chime in on the latter. With the preface, of course, that this is still relatively early in the retail history, so we can give you some projections and our thoughts, but we have a full-year history with one store in there.

                  On the catalog side, I think the best way to really look at the productivity improvement is by catalog mail. Coming from the spring catalog, where we saw productivity improvement in the 20-percent neighborhood, we were up well above 40 percent in the summer book, and that's just looking at total Internet and catalog sales per catalog mail, which is, roughly, the equivalent of a comp store number for retail. That number has increased to close to 50 percent in the current back-to-school book, and it looks very strong in fall as well. We're looking, literally, on back-to-school, at productivity improvements of 50 percent or more on the dELiA*s catalog in terms of sales per catalog mailed, and that's been gradually steepening from spring through summer and to back-to-school. I think it's been driven by a terrific redesign that's a much better presentation of merchandise, but it's really been driven by that continual honing of the merchandise assortment as we get more information on which key items are selling and how we can predict those trends, we're able to incorporate that into the next book and focus the merchandise assortment further. So both on the tops and the bottoms side, we've been cultivating a very strong basics program and concentrating more of our buy and more of our presentation there, at the same time that we're keeping a lot of novelty items out there that maintain what I think has always been unique and distinct to the dELiA*s brand.

                  On top of that, we're mailing and contacting customers a lot more intelligently and, I think, again, going forward, combining the two businesses, the improvement in contact strategy that offers a real upside here as we start to very, very gradually achieve the right mix between catalog mailings, smaller mailings, and frequent e-mail contacts. There's a real opportunity with your best buyers and with your Internet-inclined buyers, to generate ultimately incremental sales with a much cheaper, more efficient contact strategy.

MAN: Post-merger, Kelly, also, we'll have registration days online of over 9.5 million including the community properties and, obviously, it's just much, much less expensive to contact those potential buyers as opposed to putting a catalog in the mail, and that's, obviously, one of the key efficiencies of post-merger for us and operating the direct business as a whole.

E. Guillemin:     Yeah, but, to date, it's really been a merchandise assortment and a presentation change that is continuing to drive the productivity improvements we spoke about.

J. Cooper:        In terms of retail year-to-date we actually have a four-wall positive EBITDA first half of the year. For the full year, we will experience positive EBITDA -- in fact, it's under scale, and so as a channel, you know, we still need to expand to have positive EBITDA on the total channel basis. Revenues, obviously, will scale to about $40 million this year. The way expansion is set up is we have to achieve a hurdle rate, a tax on cash payback of less than two years, and a return on investment of approximately 40 percent for expansion, which is really a calculation of EBIT divided by the investment base, and 2001, the size of that channel, will scale to be positive
                  EBITDA as a channel and going forward.

E. Guillemin:     Yeah, and it's worth noting, those hurdles are hurdles that we would hope to exceed this year and next.

K. Armstrong:     In terms of the retail business, are you guys going to start reporting comp sales in the second half of this year?

E. Guillemin:     I think for us it's just making sure that we have a comp base that is relevant enough so by the fourth quarter we'll have a decent comp base. I think we will start to report comp sales either fourth or first quarter, and the third quarter, there's still enough stores that opened at the beginning of third quarter last year that you're still looking at a base of three or four stores that's probably not quite as meaningful, but we think it's going to be to our benefit to start talking about comp sales, so we'll do it as soon as we think we have a number that's just legit for people to look at, and I think that will be fourth or first quarter.

K. Armstrong:     The last question on follow-up on retail -- it looks like you guys have some opportunity in the SG&A area for retail. Can you talk a little bit about what the first steps are in terms of bringing that more in line with the industry?

E. Guillemin:     I'll actually let Jim follow up -- I just want you to know that the point he made earlier is a good one -- that we've done a good job over the last three to six months of managing our store level expenses reasonably well. I think there's still room to go, but the biggest piece of this is we've got a corporate infrastructure here including distribution base and a buying team that's effectively equipped to serve 150 stores, and as we scale, next year we'll expect to make good money in the retail business and we expect SG&A to get closer to industry standards. A big piece of getting that SG&A to the right number is going to be scale, and it should start to happen very soon and should really start to accelerate beyond that.

J. Cooper:        Yes, I think that covered it.

K. Armstrong:     OK, thank you, guys.

Operator:         Ladies and gentlemen, if there are any additional questions, please press the 1 followed by the 4 at this time. Once again, if you have a question, please press 1,4 at this time. I am showing no further questions at this time. Please continue with your presentation or any closing remarks.

E. Guillemin:     OK, I'd like to thank all of you for your time this morning and invite you to visit any of the dELiA*s stores or the company over the next couple of months. We look forward to speaking again soon. Have a great morning.

Operator:         Ladies and gentlemen, that does conclude your conference for today. You may all disconnect and thank you for participating.